Exhibit (a)(5)(D)

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

News Release

MEDIA CONTACTS:	Bill Kircos Intel Corporation 480-552-2815 bill.kircos@intel.com	Bryan Thomas Wind River 510-749-2414 bryan.thomas@windriver.com

INVESTOR CONTACTS:	Mark Henninger Intel Corporation 408-653-9944 mark.h.henninger@intel.com	Anne Marie McCauley Wind River 510-749-2551 annemarie.mccauley@windriver.com

HSR Waiting Period Expires for Intel’s Proposed Acquisition of Wind River

SANTA CLARA, Calif., June 24, 2009—Intel Corporation today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR Act) at 11:59 p.m. EDT on June 22, 2009 with respect to Intel’s previously announced proposed acquisition of Wind River Systems Inc.

On June 11, 2009, Intel, through its wholly owned subsidiary, APC II Acquisition Corporation, initiated a cash tender offer to purchase all outstanding shares of common stock of Wind River, including rights to purchase shares of Series A Junior Participating Preferred Stock at a price of $11.50 per share of common stock.

This tender offer will expire at midnight EDT on July 9, 2009 unless it is extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

Expiration of the HSR waiting period satisfies one of the conditions of the tender offer.

About Intel

Intel (NASDAQ: INTC), the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom and blogs.intel.com.

About Wind River

Wind River (NASDAQ: WIND) is the global leader in Device Software Optimization (DSO). Wind River enables companies to develop, run and manage device software faster, better, at lower cost and more reliably. Wind River platforms reduce effort, cost and risk and optimize quality and reliability at all phases of the device software development process, from concept to deployed product. Founded in 1981, Wind River has headquarters in Alameda, Calif., with operations worldwide. To learn more, visit Wind River at www.windriver.com.

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This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Wind River. Intel and APC II Acquisition Corporation have filed a tender offer statement with the Securities and Exchange Commission (“SEC”), and have mailed an offer to purchase, forms of letter of transmittal and related documents to Wind River stockholders. Wind River has filed with the SEC, and has mailed to Wind River stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Wind River are urged to read them carefully.

These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (877) 278-4762. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Intel Corporation at www.intel.com, or Intel Corporation, 2200 Mission College Blvd., Santa Clara, CA 95054-1549, Attn: Investor Relations.

Intel and the Intel logo are trademarks of Intel Corporation in the United States and other countries.

** Other names and brands may be claimed as the property of others.